DMC TAX-FREE INCOME TRUST-PENNSYLVANIA


                      At a meeting of the Board of Trustees held April
20, 1995, the following resolution amending the Amended and Restated Declaration of Trust (the "Declaration of Trust") was adopted:

                      RESOLVED, that Article III, Section 3.2 of the Fund's Procedural Guidelines be amended to read in its entirety as follows:

                      Section 3.2. Tenure. The Chairman shall be elected from the membership of the Trustees, but other officers need not be Trustees. Any two or more offices may be held by the same person except the offices of President and Vice President. All officers of the Trust shall serve for one year and until their successors shall have been duly elected and shall have qualified; provided, however, that any officer may be removed at any time, either with or without cause, by action by the Trustees. Any officer of the Trust may resign by filing a written resignation with the President, with the Trustees or with the Secretary. Any vacancy occurring in any office of the Trust by death, resignation, or removal or otherwise, shall be filled by the Trustees.

                      I, George M. Chamberlain, Jr., Secretary of DMC Tax-Free Income Trust-Pennsylvania, do hereby certify that the foregoing is a true and correct copy of the Resolution adopted by the Board of Trustees at their meeting held April 20, 1995.



                      /s/ George M. Chamberlain, Jr.
                      ---------------------------------
                      George M. Chamberlain, Jr.